UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

--------------

Amendment No. 6

to

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

LAWSON PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

520776 10 5

(CUSIP Number)

Ronald B. Port, M.D.

Lawson Products, Inc.

1666 East Touhy Avenue

Des Plaines, Illinois 60018

Tel. No.: (847) 827-9666

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 520776 10 5

1 NAME OF REPORTING PERSON

Ronald B. Port, M.D.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3 SEC USE ONLY

4 SOURCE OF FUNDS	PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

7 SOLE VOTING POWER
NUMBER OF SHARES	136,607
BENEFICIALLY	_______________________________________________
OWNED BY EACH	8 SHARED VOTING POWER
REPORTING PERSON	1,131,041
WITH	_______________________________________________
9 SOLE DISPOSITIVE POWER
136,607
_______________________________________________
10 SHARED DISPOSITIVE POWER
1,131,041

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,267,648

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES	[ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.6% based on 8,708,469 shares of Common Stock outstanding as of April 15, 2015.

14 TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

This Amendment No. 6 to Schedule 13D (the “Amendment”) is filed by Ronald B. Port, M.D. Dr. Port has previously filed a Schedule 13D on June 20, 2012 which has been further amended (the “Schedule 13D”). The Amendment amends the Schedule 13D to include the information set forth below. This Amendment reflects the reorganization of certain Family trusts formed on behalf of Dr. Port’s Family.

Item 1. Security and Issuer

This statement relates to the Common Stock, par value $1.00 per share (the “Common Stock”), of Lawson Products, Inc., a Delaware corporation (the “Company”), having its principal executive offices at 1666 East Touhy Road, Des Plaines, Illinois 60018.

Item 5. Interest in Securities of the Issuer

Dr. Port has the power to vote a total of 1,267,648 shares of Common Stock, representing approximately 14.6% of the outstanding Common Stock of the Company. Of these shares, Dr. Port owns 125,244 shares directly, 1,131,041 shares as co-trustee of trusts formed for the benefit of Dr. Port and/or his family, and 11,363 shares of Common Stock as financial advisor of a trust.

Reference is made to the cover page of this Schedule 13D for additional information on Dr. Port’s Common Stock ownership.

Dr. Port engaged in the following transactions in the last sixty days: On May 4, 2015, Dr. Port sold 150,000 shares of common stock for $23.50 per share. The shares were sold from trusts for which Dr. Port is co-trustee. On May 11, 2015, Dr. Port was awarded by the Company 3,260 shares of Restricted Common Stock for his services as a director of the Company (the “Restricted Stock”). The Restricted Stock vests one year from the date of grant.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2015

/s/ Ronald B. Port, M.D.
Ronald B. Port, M.D.